<PAGE>


03026293

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2002 Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


SEC MAIL
PROCESSING
RECEIVED
JUL 03 2003
WASH., D.C.
152
SECTION

13-0872805
(I.R.S. Employer Identification No.)

<PAGE>

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

<TABLE>
<CAPTION>
TABLE OF CONTENTS

</TABLE>

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

<PAGE>

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of International Paper Company
Salaried Savings Plan:

We have audited the accompanying statements of net assets available for benefits of International Paper Company Salaried Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 24, 2003

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<TABLE>
<CAPTION>
INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001 (In Thousands)

<S>	2002 <C>	2001 <C>
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)	$ 2,585,871	$ 2,187,979
Receivables:		
Participants' contributions	5,836	-
Employer's contributions	2,824	-
Total receivables	8,660	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,594,531	$ 2,187,979

</TABLE>

See notes to financial statements.

<PAGE>

<TABLE>
<CAPTION>
INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (In Thousands)

<S>	2002 <C>	2001 <C>
ADDITIONS:		
Contributions:		
Participants' contributions	$ 110,078	$ 99,360
Employer's contributions	50,851	44,881
Total contributions	160,929	144,241
Net transfers from other plans (Note 7)	688,251	4,302
Total additions	849,180	148,543
DEDUCTIONS:		
Investment loss - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	230,168	56,255
Benefits paid to participants	212,460	199,636
Total deductions	442,628	255,891
NET INCREASE (DECREASE)	406,552	(107,348)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	2,187,979	2,295,327
End of year	$ 2,594,531	$ 2,187,979

</TABLE>

See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

---

1. DESCRIPTION OF THE PLAN

The following description of International Paper Company Salaried Savings Plan (the "Plan") provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan's summary plan description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan providing retirement benefits to the salaried employees and certain hourly employees of International Paper Company and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

An employee is generally eligible to participate in the Plan upon date of hire if the employee is a non-bargaining salaried employee, is not contributing to another qualified defined contribution plan sponsored by the Company and is employed on a non-temporary basis. Participant contributions to the Plan are voluntary.

The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") in the International Paper Company Defined Contribution Plans' Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

Effective April 1, 2002, (1) J.P. Morgan/American Century Retirement Plan Services (the "Recordkeeper") became the recordkeeper for the Plan; (2) new investment options, including a brokerage window, were implemented; and (3) new employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution or investment elections.

Contributions - The Plan provides for participant contributions and Company matching contributions. The rates of these contributions may vary by location within the Company. Participant contributions may be made on either a before-tax or after-tax basis, or in any combination, and are subject to certain Internal Revenue Code (the "Code") limitations.

Prior to April 1, 2002, the maximum rate of participant contributions was 16% of annual compensation as defined by the Plan.

Effective April 1, 2002, the maximum rate of participant contributions increased to 85% of annual compensation as defined by the Plan.

The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several pooled accounts, mutual funds, a

<PAGE>

fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company's common stock as investment options for participants.

Prior to April 1, 2002, Company matching contributions were invested in the Company Stock Fund. Beginning in the year a participant reached age 55, a participant could diversify all or part of the contributions restricted to investment in the Company Stock Fund to any of the other investment options.

Effective April 1, 2002, 50% of the Company matching contributions must be invested in the Company Stock Fund ("Company Match Restricted") and the remaining 50% may be invested, as directed by the participants, into the various investment options offered by the Plan. Beginning in the year a participant reaches age 55, or upon termination of employment, the participant may transfer all or part of his Company Match Restricted balance to the other investment options.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions and rollover contributions, plus earnings thereon.

Prior to April 1, 2002, vesting in the Company's matching contribution portion of participants' accounts was based on years of service according to the following schedule:

<TABLE>
<CAPTION>

Years of Completed Service	Percent Vested
<S>	<C>
Less than 3	0%
3 but less than 4	35%
4 but less than 5	70%
5 or more	100%

</TABLE>

Effective April 1, 2002, participants become 100% vested after three years of completed service.

Participants also are fully vested in their Company matching contributions upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure of an employee's work facility or department. The vesting schedule of a merged plan shall be substituted for the Plan schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

Loans to Participants - Participants may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant's contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant's largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made. Loans are repayable through payroll deduction, beginning approximately 60 days after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence in which case the maximum repayment period is ten years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the plan administrator based on the prime interest rate as published in the Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 5.00% to 10.80% at December 31, 2002.

Payment of Benefits - Distributions may be made when a participant retires, terminates employment or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70 1/2.

Prior to April 1, 2002, death benefits to a beneficiary of an active participant were paid in a lump sum.

Effective April 1, 2002, death benefits to a beneficiary are paid in either a lump-sum payment within 5 years of the participant's death or in installment payments commencing within one year of the participant's death, as elected by the beneficiary. If the beneficiary is the participant's spouse, the beneficiary may elect to defer the distribution to the date the participant would have been 70 1/2.

Prior to April 1, 2002, a participant could make partial or full general withdrawals in the following order: (1) the actual dollar amount of the participant's contributions in his supplemental after-tax contribution account made prior to January 1, 1987; (2) the actual dollar amount of the participant's basic after-tax contribution account made prior to January 1, 1987; (3) the value of the supplemental after-tax contribution account which represents supplemental after-tax contributions made after December 31, 1986, and earnings on all supplemental after-tax contributions; (4) the value of the basic after-tax contribution account which represents basic after-tax contributions made after December 31, 1986, but excluding basic after-tax contributions made during the last 24-month period, and earnings on all basic after-tax contributions made before the preceding 24-month period; (5) the value of the basic after-tax contribution account which represents basic after-tax contributions made during the last 24 months and earnings on such basic after-tax contributions; (6) the value of the participant's rollover account; and (7) the value of the participant's Company contributions account.

Effective April 1, 2002, a participant may make partial or full general withdrawals in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24-months with a 3-month suspension penalty period during which no Company matching contributions are made with no employee contribution suspension period; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply to the Plan administrator for a "hardship" withdrawal of part or all of the value of vested Company matching contributions, and before-tax contributions and pre-1989 earnings thereon.

<PAGE>

Prior to April 1, 2002, participants who made a hardship withdrawal had contributions to the Plan suspended for 12 months. As an alternative to suspension, a participant could file a certification of financial hardship. In the year following the distribution, contributions were limited to the annual maximum allowed by Federal law less the amount of the employee's before-tax contributions in the year of the hardship withdrawal.

Effective April 1, 2002, the hardship withdrawal contribution suspension period is reduced to six months.

Participants in the Plan who have attained age 59 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Administrative Expenses - All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the administrative expenses of each plan in the Master Trust with the investment income or loss of the Master Trust.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust is stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. If available, quoted market prices are used to value investments. Pooled accounts are valued at the net asset value of units held by the Plan at year-end. Shares of mutual funds, the brokerage window and the Company's common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in pooled accounts, mutual funds and the brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value of investments for such investments.

The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the

<PAGE>

withdrawal or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2002 and 2001 was $1,411,693,416 and $777,909,079, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2002 and 2001 were 6.17% and 6.59%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 5.83% and 6.49%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits payments to participants are recorded upon distribution.

3. MASTER TRUST

The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

<PAGE>

The net assets of the Master Trust at December 31, 2002 and 2001, are summarized as follows (in thousands):

<TABLE>
<CAPTION>

	2002	2001
<S>	<C>	<C>
Investments:		
At fair value:		
International Paper Company common stock	$ 780,846	$ 834,879
Pooled accounts	1,119,676	128,982
Mutual funds	--	814,089
Open brokerage window	23,619	--
Loans to participants	100,802	58,704
	2,024,943	1,836,654
Guaranteed investment contracts, at contract value	1,337,519	761,224
Cash and cash equivalents	1,182	242
Total investments	3,363,644	2,598,120
Due from broker for securities sold	--	6,896
Accrued administrative expenses	(3,610)	(915)
Total net assets	$3,360,034	$2,604,101
Plan's interest in the Master Trust	$2,585,871	$2,187,979
Plan's interest in the Master Trust as percentage of total	77%	84%

</TABLE>

The net investment loss of the Master Trust for the years ended December 31, 2002 and 2001, is summarized below (in thousands).

<TABLE>
<CAPTION>

	2002	2001
<S>	<C>	<C>
Investment loss:		
Net appreciation (depreciation) of investments:		
International Paper Company common stock	$(115,588)	$ (5,164)
Pooled accounts	(249,712)	5,745
Mutual funds	--	(130,422)
Open brokerage window	(6,012)	--
Guaranteed investment contracts	72,418	45,845
	(298,894)	(83,996)
Interest and dividends	21,443	34,456
Total investment loss, net	$(277,451)	$ (49,540)
Investment loss - Plan interest in Master Trust	$(230,168)	$ (56,255)

</TABLE>

<PAGE>

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and nonparticipant-directed investments as of and for the years ended December 31, 2002 and 2001, is as follows (in thousands):

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Net assets, beginning of year	$ 795,731	$ 894,663
Changes in net assets:		
Investment (loss) income - Plan interest in Master Trust	(135,916)	13,330
Employer's contributions	21,449	41,319
Participants' contributions	9,214	16,245
Benefits paid to participants	(29,392)	(54,927)
Transfers to participant-directed investments, net	(19,680)	(106,218)
Transfers from (to) other plans/trusts, net	21,491	(8,681)
Net change	(132,834)	(98,932)
Net assets, end of year	$ 662,897	$ 795,731

</TABLE>

5. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $900,000 and $674,000 for the years ended December 31, 2002 and 2001, respectively.

Also included in the Plan's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

6. INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

<PAGE>

7. TRANSFERS TO/FROM OTHER PLANS

The following table summarizes the net transfers to and (from) the Plan during 2002 and 2001 (in thousands):

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Champion International Corporation Savings Plan #077, merged into the Plan effective March 31, 2002	$716,187	$ --
Ace Paper Products 401(k) Salary Deferral Plan, merged into the Plan effective March 31, 2002	1,406	--
Imperial Cup Profit Sharing Plan, merged into the Plan effective March 31, 2002	973	--
International Paper Company Retirement Savings Plan, portion merged into the Plan effective March 31, 2002	271	--
Conversion due to sale of Nevamar	(31,889)	--
Union Camp Corporation Prattville Employee Investment Plan - Prattville, Alabama, transfers of certain participant balances	--	237
Union Camp Corporation Savannah Employee Investment Plan - Savannah, Georgia, transfers of certain participant balances	--	18
Union Camp Corporation Employees Investment Plan, net transfers of certain participant balances	--	12
Phoenix Display & Packaging Corporation 401(k) Profit Sharing Plan, merged into the Plan effective April 30, 2001	--	1,569
R.O.P. Digitek 401(k) Plan, merged into the Plan effective April 30, 2001	--	4,167
Shorewood Packaging Corporation Retirement and Savings Plan, merged into the Plan effective June 30, 2001	--	23,034
International Paper Company Hourly Savings Plan, net transfers due to change in employment status	1,420	4,269
Masonite Conversion due to sale to Premdor, Inc.	--	(29,529)
Loans to participants, from other plans	--	504
Other	(117)	21
Total net transfers	$688,251	$ 4,302

</TABLE>

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted participant contributions to the Trustee later than required by D.O.L. Regulation 2510.3-102. The Company has represented that they will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transactions.

10. SUBSEQUENT EVENT

The Plan was amended effective January 1, 2003, contingent on IRS approval which was received in the determination letter dated May 8, 2003 (See Note 6), to designate the Company Stock Fund, excluding current year contributions, as an employee stock ownership plan ("ESOP"). Effective with respect to dividends paid in 2003 on shares of Company stock held in the ESOP portion of the Plan, in accordance with Section 404(k) of the Code, participants will be permitted to elect to receive cash payouts of the dividends paid on shares of Company stock allocated to their accounts in the Plan or to leave the dividends in the Plan to be reinvested in shares of Company stock.

<PAGE>

<Table>
<Caption>

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III -
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of transactions (d) Amount
<S>	<C>	<C>
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. December 2001 participant contributions of $191,949 were deposited on January 24, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. January 2002 participant contributions of $26,071 were deposited on February 28, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. February 2002 participant contributions of $30,164 were deposited on March 26, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. March 2002 participant contributions of $395,421 were deposited on April 22, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. April 2002 participant contributions of $27,487 were deposited on June 3, 2002.

</TABLE>

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN

By /s/ Jerome N. Carter

Jerome N. Carter, Senior Vice President
and Plan Administrator

Date: June 27, 2003
Stamford, Connecticut

STATEMENT OF DIFFERENCES

The section symbol shall be expressed as..................................'SS'

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-85830 of International Paper Company on Form S-8 of our report dated June 24, 2003, appearing in this Annual Report on Form 11-K of International Paper Company Salaried Savings Plan for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. 'SS' 1350

With reference to the Annual Report of the International Paper Company Salaried Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report"), I, Jerome N. Carter, in my capacity as Plan Administrator, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to my knowledge,

(i) the Report fully complies, in all material respects, with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Jerome N. Carter

Jerome N. Carter, Senior Vice President
and Plan Administrator
June 27, 2003

This statement is submitted pursuant to 18 U.S.C. 'SS' 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

A signed original of this written statement pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

<PAGE>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2002 Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
HOURLY SAVINGS PLAN
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)


SEC MAIL
PROCESSING
RECEIVED
JUL 03 2003
WASH, D.C.
152
SECTION

<PAGE>

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

TABLE OF CONTENTS

<TABLE>
<CAPTION>

</TABLE>

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

<PAGE>

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of International Paper Company
Hourly Savings Plan:

We have audited the accompanying statements of net assets available for benefits of International Paper Company Hourly Savings Plan (formerly Savings Plan for Designated Groups of Employees of International Paper Company) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 24, 2003

<PAGE>

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001 (In Thousands)

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)	$ 735,708	$ 272,952
Receivables:		
Participants' contributions	1,462	--
Employer's contributions	335	--
Total receivables	1,797	--
NET ASSETS AVAILABLE FOR BENEFITS	$ 737,505	$ 272,952

</TABLE>

See notes to financial statements.

<PAGE>

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (In Thousands)

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
ADDITIONS:		
Investment income - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	$ --	$ 2,338
Contributions:		
Participants' contributions	62,020	28,848
Employer's contributions	17,155	8,473
Total contributions	79,175	37,321
Net transfers from other plans (Note 7)	490,170	--
Total additions	569,345	39,659
DEDUCTIONS:		
Investment loss - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	51,950	--
Benefits paid to participants	52,842	35,542
Net transfers to other plans (Note 7)	--	2,597
Total deductions	104,792	38,139
NET INCREASE	464,553	1,520
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	272,952	271,432
End of year	$737,505	$272,952

</TABLE>

See notes to financial statements.

<PAGE>

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following description of International Paper Company Hourly Savings Plan (the "Plan") provides only general information about the provisions of the Plan. The Plan was formerly referred to as Savings Plan for Designated Groups of Employees of International Paper Company. Participants should refer to the Plan document or the Plan's summary plan description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participation in the Plan is voluntary. An employee is eligible to participate in the Plan after the first day of the month following the completion of one month of employment with the Company.

The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") in the International Paper Company Defined Contribution Plans' Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

Effective April 1, 2002, (1) the Plan was renamed the International Paper Company Hourly Savings Plan; (2) J.P. Morgan/American Century Retirement Plan Services (the "Recordkeeper") became the recordkeeper for the Plan; (3) new investment options, including a brokerage window, were implemented; and (4) new employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution or investment elections.

Participant Contributions - Prior to April 1, 2002, participants could make contributions of up to 4% of their total pay (on a before-tax or after-tax basis) that were matched by the Company. For certain locations covered by the Plan, participants were also allowed to make supplemental contributions of up to 12% (on a before-tax or after-tax basis) of their total pay that were not matched. For certain other locations covered by the Plan, participants could have made contributions to the Plan but received no Company matching contributions. Participants' contributions are subject to certain Internal Revenue Code (the "Code") limitations.

Effective April 1, 2002, all participants may contribute up to 85% of annual compensation, as defined by the Plan, on either a before-tax or an after-tax basis, or any combination thereof.

Company Contributions - Prior to April 1, 2002, the Company matched 50% of participants' basic contributions. Participants were fully vested in all Company contributions, as well as participant contributions made to their accounts plus earnings thereon.

<PAGE>

Effective April 1, 2002, as specified in an appendix to the Plan document, the Company matches 50% of the participants' contributions up to either 4% or 6% of a participant's annual compensation, subject to certain limitations. Participants are fully vested in all participant contributions made to their accounts plus earnings thereon. The value of Company matching contributions is fully vested after three years of service.

Rollover Contributions - The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit sharing, stock bonus and savings plans.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several pooled accounts, mutual funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window and the Company's common stock as investment options for participants.

Prior to April 1, 2002, Company matching contributions were invested in the Stable Value Fund. Beginning with the year a participant attained age 55, and each calendar year thereafter, the participant could transfer all or a portion of the value of his account attributable to Company matching contributions from the Stable Value Fund to any of the other investment options.

Effective April 1, 2002, 50% of the Company matching contributions must be invested in the Company Stock Fund ("Company Match Restricted") and the remaining 50% may be invested, as directed by the participants, into various investment options offered by the Plan. Beginning in the year a participant reaches age 55, or upon termination of employment, the participant may transfer all or part of their Company Match Restricted balance to the other investment options.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Loans to Participants - Prior to April 1, 2002, participant loans were not permitted by the Plan. Existing loans in the Plan represented participant loans that were transferred into the Plan from other savings plans merged into the Plan.

Effective April 1, 2002, participants may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant's contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant's largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made. Loans are repayable through payroll deduction, beginning approximately 60 days after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence in which case the maximum repayment period is ten years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the plan administrator based on the prime interest rate as published in the Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.75% to 10.80% at December 31, 2002.

<PAGE>

Payment of Benefits - Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant.

Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70 1/2.

Prior to April 1, 2002, death benefits to a beneficiary of an active participant were paid in a lump sum. Effective April 1, 2002, death benefits to a beneficiary are paid in either a lump-sum payment within 5 years of the participant's death or in installment payments commencing within one year of the participant's death, as elected by the beneficiary. If the beneficiary is the participant's spouse, the beneficiary may elect to defer the distribution to the date the participant would have been 70 1/2.

Prior to April 1, 2002, participant withdrawals were not permitted by the Plan. Effective April 1, 2002, a participant may make partial or full general withdrawals in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24-months with a 3-month suspension penalty period during which no Company matching contributions are made with no employee contribution suspension; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

If the total amount available to a participant for a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply to the Plan administrator for a "hardship" withdrawal of part or all of the value of vested Company matching contributions, and before-tax contributions and pre-1989 earnings thereon.

A participant who makes a hardship withdrawal will have contributions to the Plan suspended for six months. As an alternative to suspension, a participant may file a certification of financial hardship. In the year following the distribution, contributions are limited to the annual maximum allowed by Federal law less the amount of the employee's before-tax contributions in the year of the hardship withdrawal.

Participants in the Plan who have attained age 59 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan's summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan's provisions.

Administrative Expenses - All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the administrative expenses of each plan in the Master Trust with the investment income or loss of the Master Trust.

<PAGE>

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust is stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. If available, quoted market prices are used to value investments. Pooled accounts are valued at the net asset value of units held by the Plan at year-end. Shares of mutual funds, the brokerage window and the Company's common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Master Trust for investments in Pooled accounts, mutual funds and the brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value of investments for such investments.

The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2002 and 2001 was $1,411,693,416 and $777,909,079, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2002 and 2001 were 6.17% and 6.59%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 5.83% and 6.49%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.

The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

<PAGE>

3. MASTER TRUST

The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The net assets of the Master Trust at December 31, 2002 and 2001, are summarized as follows (in thousands):

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Investments:		
At fair value:		
International Paper Company common stock	$ 780,846	$ 834,879
Pooled accounts	1,119,676	128,982
Mutual funds	--	814,089
Open brokerage window	23,619	--
Loans to participants	100,802	58,704
	2,024,943	1,836,654
Guaranteed investment contracts, at contract value	1,337,519	761,224
Cash and cash equivalents	1,182	242
Total investments	3,363,644	2,598,120
Due from broker for securities sold	--	6,896
Accrued administrative expenses	(3,610)	(915)
Total net assets	$3,360,034	$2,604,101
Plan's interest in the Master Trust	$ 735,708	$ 272,952
Plan's interest in the Master Trust as percentage of total	22%	11%

</TABLE>

<PAGE>

The net investment loss of the Master Trust for the years ended December 31, 2002 and 2001, is summarized below (in thousands):

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Investment loss:		
Net appreciation (depreciation) of investments:		
International Paper Company common stock	$ (115,588)	$ (5,164)
Pooled accounts	(249,712)	5,745
Mutual funds	--	(130,422)
Open brokerage window	(6,012)	--
Guaranteed investment contracts	72,418	45,845
	(298,894)	(83,996)
Interest and dividends	21,443	34,456
Total investment loss, net	$ (277,451)	$ (49,540)
Investment (loss) income - Plan interest in Master Trust	$ (51,950)	$ 2,338

</TABLE>

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Stable Value Fund, which includes both participant and nonparticipant-directed investments for the period from January 1, 2002 to March 31, 2002 and as of and for the year ended December 31, 2001, is as follows (in thousands):

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
Net assets, beginning of year	$193,574	$181,565
Changes in net assets:		
Investment income - Plan interest in Master Trust	15,104	10,865
Employer's contributions	3,135	8,473
Participants' contributions	22,426	12,968
Benefits paid to participants	(39,392)	(29,073)
Transfers from participant-directed investments, net	844	11,383
Transfers from (to) other plans/trusts, net	169,473	(2,607)
Net change	171,590	12,009
Net assets, end of year	$365,164	$193,574

</TABLE>

<PAGE>

Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and non-participant directed investments, as of and for the year ended December 31, 2002, is as follows (in thousands):

<TABLE>
<CAPTION>

<S>	2002 <C>
Net assets, beginning of year	$ 12,039
Changes in net assets:	
Investment loss - Plan interest in Master Trust	(20,257)
Employer's contributions	7,891
Participants' contributions	3,021
Benefits paid to participants	(9,622)
Transfers from participant-directed investments, net	5,511
Transfers from other plans/trusts, net	110,521
Net change	97,065
Net assets, end of year	$109,104

</TABLE>

5. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $900,000 and $674,000 for the years ended December 31, 2002 and 2001, respectively.

Also included in the Plan's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

6. INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

<PAGE>

7. TRANSFERS TO/FROM OTHER PLANS

The following table summarizes the net transfers to and (from) the Plan during 2002 and 2001 (in thousands):

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
International Paper Company Retirement Savings Plan, portion merged into the Plan effective March 31, 2002	$ 146,172	$ --
Champion International Corporation Savings Plan for Hourly Employees #158, merged into the Plan effective March 31, 2002	214,295	--
Union Camp Corporation Franklin Employee Investment Plan - Franklin, Virginia, merged into the Plan effective March 31, 2002	49,105	--
Union Camp Corporation Savannah Employee Investment Plan - Savannah, Georgia, merged into the Plan effective March 31, 2002	38,450	--
Union Camp Corporation Prattville Employee Investment Plan - Pratville, Alabama, merged into the Plan effective March 31, 2002	23,432	--
Union Camp Corporation Employees Investment Plan, merged into the Plan effective March 31, 2002	29,034	--
Union Camp Corporation Employee Savings and Investment Plan	84	--
Ace Paper Products 401(k) Salary Deferral Plan, merged into the Plan effective March 31, 2002	713	--
Imperial Cup Profit Sharing Plan, merged into the Plan effective March 31, 2002	1,675	--
The Weston Paper and Manufacturing Co. 401(k) Savings Plan for Collectively Bargained Employees, merged into the Plan effective March 31, 2002	1,643	--
Shorewood Packaging Corporation Union Retirement and Savings Plan, merged into the Plan effective March 31, 2002	843	--
Conversion due to sale to Nevamar	(13,446)	--
Weston Paper and Manufacturing Company 401(k) Savings Plan for Collective Bargaining Employees at Terre Haute Mill and Weston Paper and Manufacturing Company 401(k) Savings Plan for Collective Bargaining Employees at Cedarburg Plant, merged into the Plan effective March 31, 2001	--	1,429
Masonite Conversion due to sale to Premdor, Inc.	--	(3,066)
Loans to participants, transferred from other plans	--	50
International Paper Company Salaried Savings Plan, net transfer due to change in employment status	(1,420)	(1,010)
Other	(410)	--
Total net transfers	$ 490,170	$ (2,597)

</TABLE>

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted participant contributions to the Trustee later than required by D.O.L. Regulation 2510.3-102. The Company has represented that they will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transactions.

10. SUBSEQUENT EVENT

The Plan was amended effective January 1, 2003, contingent on IRS approval which was received in the determination letter dated May 8, 2003 (See Note 6), to designate the Company Stock Fund, excluding current year contributions, as an employee stock ownership plan ("ESOP"). Effective with respect to dividends paid in 2003 on share of Company stock held in the ESOP portion of the Plan, in accordance with Section 404(k) of the Code, participants will be permitted to elect to receive cash payouts of the dividends paid on shares of Company stock allocated to their accounts in the Plan or to leave the dividends in the Plan to be reinvested in shares of Company stock.

<PAGE>

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III -
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

<TABLE>
<CAPTION>

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of transactions (d) Amount
<S>	<C>	<C>
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. February 2002 participant contributions of $329 were deposited on March 26, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. March 2002 participant contributions of $53,778 were deposited on April 22, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. March 2002 participant contributions of $382,035 were deposited on April 29, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. April 2002 participant contributions of $295,411 were deposited on June 3, 2002.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. May 2002 participant contributions of $197,619 were deposited on June 28, 2002.

</TABLE>

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY
HOURLY SAVINGS PLAN

By /s/ Jerome N. Carter

Jerome N. Carter, Senior Vice President
and Plan Administrator

Date: June 27, 2003
Stamford, Connecticut

STATEMENT OF DIFFERENCES

The section symbol shall be expressed as.................................'SS'

<PAGE>

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-85822 of International Paper Company Form S-8 of our report dated June 24, 2003, appearing in this Annual Report on Form 11-K of International Paper Company Hourly Savings Plan for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2003

<PAGE>

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. 'SS' 1350

With reference to the Annual Report of the International Paper Company Hourly Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report"), I, Jerome N. Carter, in my capacity as Plan Administrator, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to my knowledge,

(i) the Report fully complies, in all material respects, with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Jerome N. Carter

Jerome N. Carter, Senior Vice President
and Plan Administrator
June 27, 2003

This statement is submitted pursuant to 18 U.S.C. 'SS' 1350 and shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

A signed original of this written statement pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

<PAGE>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2002 Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)


SEC MAIL PROCESSING
RECEIVED
JUL 03 2003
WASH, D.C.
152
SECTION

Special Note with Respect to Report of Arthur Andersen LLP for the Year Ended December 31, 2000

In connection with International Paper Company's ("Company") change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The auditor of International Paper Company Deferred Compensation Savings Plan (formerly International Paper Company Unfunded Savings Plan) (the "Plan") for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal year ended December 31, 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the year ended December 31, 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

Because Arthur Andersen LLP has not consented to such incorporation, you may have no effective remedy against Arthur Andersen LLP for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP, or any omissions to state a material fact required to be stated therein. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen LLP.

<PAGE>

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

TABLE OF CONTENTS

<PAGE>

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of International Paper Company
Deferred Compensation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of International Paper Company Deferred Compensation Savings Plan (formerly International Paper Company Unfunded Savings Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated June 11, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

June 24, 2003

<PAGE>

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the International Paper Company
Unfunded Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the International Paper Company Unfunded Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Memphis, Tennessee
June 11, 2001

<PAGE>

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001 (In Thousands)

<TABLE>
<CAPTION>

<S>	2002 <C>	2001 <C>
ASSETS - Receivable from International Paper Company (Note 2)	$100,005	$87,828
NET ASSETS AVAILABLE FOR BENEFITS	$100,005	$87,828

</TABLE>

See notes to financial statements.

<PAGE>

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (In Thousands)

<TABLE>
<CAPTION>

	2002	2001	2000
ADDITIONS:			
Participant deferrals	$ 8,041	$11,290	$ 8,507
Company matching deferrals	2,088	2,119	1,536
Integration benefit program deferrals (Note 1)	-	-	2,303
Transfer from other plans (Note 1)	14,957	-	3,453
Total additions	25,086	13,409	15,799
DEDUCTIONS:			
Investment loss	8,094	1,441	7,157
Benefits paid to participants	4,815	6,531	4,686
Total deductions	12,909	7,972	11,843
NET INCREASE	12,177	5,437	3,956
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	87,828	82,391	78,435
End of year	$100,005	$87,828	$82,391

</TABLE>

See notes to financial statements.

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

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1. DESCRIPTION OF THE PLAN

The following description of the International Paper Company Deferred Compensation Savings Plan (the "Plan") provides only general information about the provisions of the Plan. The Plan was formerly referred to as the International Paper Company Unfunded Savings Plan. Participants should refer to the Plan's summary plan description for a more complete description of the Plan's provisions.

General - The Plan is available to senior managers and certain highly compensated employees of International Paper Company and certain of its subsidiaries (the "Company") who participate in the International Paper Company Salaried Savings Plan ("SSP"). The Plan is an unfunded deferred compensation plan providing employees an opportunity to save for their retirement through employee deferrals and Company matching deferrals. The Plan was amended, effective, April 1, 2002, changing the name from International Paper Company Unfunded Savings Plan to International Paper Company Deferred Compensation Savings Plan.

Participation in the Plan is voluntary. Employees are eligible to participate in the Plan if they are eligible to participate in the SSP and are employed at a certain level or have SSP plan compensation in excess of certain amounts for the preceding calendar year. In order to participate, an eligible employee must enroll in the Plan and be actively contributing to the SSP. If an employee chooses to participate in the Plan, contributions are first made to the SSP and, upon reaching a statutory limit on contributions to the SSP, deferrals will be made to the Plan for the remainder of the calendar year based on the percentage of compensation which the employee elects to defer to the Plan. The employee must choose to either maximize before-tax contributions or to maximize contributions to the SSP, which choice will determine when deferrals commence to the Plan. If a participant transfers to a subsidiary or group that does not participate in the Plan, the participant is no longer eligible to make deferrals under the Plan or receive Company matching deferrals. However, his or her account will remain in the Plan until the designated distribution date. All deferred amounts and all Plan benefits are paid directly by the Company from its general assets at the time benefits become due and payable under the Plan.

Effective July 1, 2000, former Union Camp Corporation (a company acquired by the Company during 1999) salaried employees became eligible to participate in the Plan. Also on July 1, 2000, the Union Camp Corporation Supplemental Retirement Plan merged into the Plan.

Effective April 1, 2002, former Champion International Corporation (a company acquired by the Company during 2000) salaried employees became eligible to participate in the Plan. Also on April 1, 2002, the Champion International Corporation Non-Qualified Supplemental Savings Plan and the Champion International Corporation Management Incentive Deferral Plan merged into the Plan.

<PAGE>

Deferrals - Eligible employees may defer 1% - 85% of their total pay to the Plan. Effective April 1, 2002, the Company will credit Company matching deferrals in an amount equal to 70% of the participant's deferral on the first 4% of compensation and an additional 50% of the participant's deferral on the next 4% of compensation. Prior to April 1, 2002, the amount of Company matching deferrals varied by location. In addition, employees eligible to participate in the Plan may elect to defer their bonuses paid under the Company's Management Incentive Plan ("MIP") to the Plan. Deferral elections must be made by August 31 of the year the bonus is earned.

Other Deferrals - During 2000, approximately $2,303,000 was transferred into the Plan under the Company's Integration Benefit Program ("IBP"). Under the IBP, certain employees of the combined company of Union Camp Corporation and the Company were identified for termination. Outside the IBP, benefits were offered to certain senior executives and managers, of which several elected to transfer their benefits into the Plan rather than receiving annuity payments.

Investments - Participants direct the investment of their deferrals into various investment fund equivalents offered by the Plan. The Plan currently offers mutual funds, pooled accounts, and the Company's common stock ("Company Stock Fund Equivalent") as investment options for participants.

Effective April 1, 2002, 50% of the Company matching deferrals is invested in the Company Stock Fund Equivalent and the remaining 50% may be invested in any investment fund equivalent selected by the participant. Prior to April 1, 2002, 100% of the Company matching deferrals was invested in the Company Stock Fund Equivalent.

Beginning in the year a participant reaches age 55, or upon termination of employment, a participant may diversify all or part of the deferrals restricted to investment in the Company Stock Fund Equivalent to any of the other investment fund equivalents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's deferrals, the Company's matching deferrals and an allocation of plan earnings, and is charged with benefit distributions, if applicable, and allocations of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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Participants are immediately vested in their deferrals, plus earnings or losses thereon. Vesting in the Company's matching deferral portion of their accounts is based on years of continuous service, according to the following schedules:

<TABLE>
<S> <C>

Effective April 1, 2002

Years of Completed Service	Percent Vested
Less than 3	0%
3 or more	100%

Prior to April 1, 2002

Years of Completed Service	Percent Vested
Less than 3	0%
3 but less than 4	35%
4 but less than 5	70%
5 or more	100%

</TABLE>

Participants also are fully vested in the Company matching deferrals upon attainment of age 65, termination of employment due to death or total disability, or termination of employment due to permanent closing of the work facility.

Payment of Benefits - Distributions are normally made when a participant retires, terminates employment, becomes permanently disabled or dies. All distributions are paid in cash.

A participant who is terminating employment may elect to defer distribution up to age 70 1/2 and/or may elect to receive distribution in a lump-sum payment or through installments over 5 to 20 years. If the participant fails to make an election before termination of employment, distribution is made in a lump-sum payment in January following termination of employment.

Prior to April 1, 2002, only employees who were eligible for retirement or who were disabled could elect to defer distribution up to age 70 1/2 or elect distribution through installments over 5 to 20 years.

Death benefits to a beneficiary are generally paid in a lump-sum. If a participant dies while receiving installment payments, the remaining installment payments continue to be paid to the designated beneficiary.

Prior to April 1, 2002, active employees could make partial or full withdrawals of the value of basic or supplemental deferrals as follows:

(a) At initial plan participation, an eligible employee could designate specific dollar amounts to be paid at specific future dates. These withdrawal designations were irrevocable. These withdrawals were available provided the designated dates occurred before termination of employment. There were no penalties associated with this type of withdrawal.

(b) After initial plan participation, a participant could request a withdrawal of a specific dollar amount to be paid at a date in the year following the request. A participant's deferrals to the Plan were suspended during the year in which the withdrawal was paid. Any withdrawal amount designated after initial Plan participation was reduced by 10% (forfeiture) prior to payment.

<PAGE>

Effective April 1, 2002, active employees may request a withdrawal, for any reason and in any amount. Provided that the request is made at least six months prior to the designated payment date and payment is made in the calendar year following the request, there are no penalties assessed against the amount of the requested withdrawal. Any withdrawal requested not meeting these requirements will be assessed a 10% (forfeiture) penalty. A requested withdrawal may be cancelled if notice of cancellation is made at least six months prior to the designated payment date and in the calendar year preceding the year in which the designated payment date is to occur. Otherwise, a withdrawal request is irrevocable.

In addition, effective April 1, 2002, active employees may request a hardship withdrawal if they have already requested a hardship withdrawal from the SSP for the same event. The amount is to be paid from the balance of employee deferrals and cannot exceed the excess of the amount of the financial hardship over the amount of the hardship withdrawal from the SSP. There is a 12-month suspension of all deferrals to the Plan following a hardship withdrawal. Certain conditions are necessary for a participant to qualify for a hardship withdrawal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Net Assets Available for Benefits - The Plan's net assets available for benefits consist of a receivable from the Company as all Plan benefits are paid directly from the Company's general assets.

Expenses - Administrative expenses of the Plan are charged to participant accounts or may be paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INCOME TAX STATUS

Because the Plan is unfunded with benefits paid solely out of the general assets of the Company, no provision for federal income taxes has been made in the accompanying financial statements. The Plan is not required to maintain its assets in a trust. The Plan is an unfunded employee pension benefit savings plan which is maintained by the Company "for the purpose of providing deferred compensation for a select group of management or highly compensated employees"; and the Plan is, therefore, exempt from Parts 2, 3 and 4 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which pertain to participation, vesting, funding and fiduciary responsibilities. Pursuant to regulations issued by the Secretary of Labor in 29 CFR 2520.104-23, the Plan is exempt from the reporting and disclosure provisions of Part 1 of Subtitle B of Title I of ERISA, except for providing Plan documents to the Secretary of Labor upon request. Title IV of ERISA, relating to plan termination insurance, does not apply to the Plan. The Plan is a nonqualified plan for federal income tax purposes and is not subject to the qualification requirements of Section 401 of the Internal Revenue Code of 1986, as amended.

<PAGE>

4. PLAN TERMINATION

It is the Company's intention to continue the Plan. However, the Company has the right under the Plan to amend, suspend, or terminate the Plan at any time. In the event of termination, Plan benefits will be used solely for the benefit of the participants and their beneficiaries.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

By /s/ Jerome N. Carter

Jerome N. Carter, Senior Vice President
and Plan Administrator

Date: June 27, 2003
Stamford, Connecticut

STATEMENT OF DIFFERENCES

The section symbol shall be expressed as ....'SS'

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-85818 of International Paper Company on Form S-8 of our report dated June 24, 2003, relating to the financial statements of International Paper Company Deferred Compensation Savings Plan as of and for the years ended December 31, 2002 and 2001, appearing in this Annual Report on Form 11-K of International Paper Company Deferred Compensation Savings Plan for the year ended December 31, 2002.

/s/ Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2003

<PAGE>

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. 'SS' 1350

With reference to the Annual Report of the International Paper Company Deferred Compensation Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 (the "Report"), I, Jerome N. Carter, in my capacity as Plan Administrator, certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, in my knowledge,

(i) the Report fully complies, in all material respects, with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Jerome N. Carter

Jerome N. Carter, Senior Vice President
and Plan Administrator
June 27, 2003

This statement is submitted pursuant to 18 U.S.C. 'SS' 1350 and shall not be deemed to be filed for the purposes of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

A signed original of this written statement pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.